

John Ritchison · 3rd

Patent Attorney at Ritchison Law Offices

Alexandria, Indiana, United States · 348 connections ·

Contact info

Ritchison Law Office


Indiana University R
McKinney School of

Experience

Patent Attorney

Ritchison Law Offices

Jul 2002 – Present · 18 yrs 5 mos

Intellectual Property - Patents, trademarks and trade secrets - Prosecution of applications with the USPTO, licensing, and consultation for mergers and acquisitions.

CEO, President

Bolt-A-Blok

Jan 2007 – Mar 2011 · 4 yrs 3 mos

Central Indiana

Start-up--Income statement, Balance sheet, engineering certification, early marketing, early capitalization

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Director General

Delphi Sexial Portugal Operations

Aug 1994 – Jul 1998 · 4 yrs

Seixal Portugal

Director General - Full balance sheet and Income responsibility. Added 9 new product lines and over 400 employees in 4 years. Grew business from under 10M to approaching 100 M USD. All disciplines reported through to me except sales and marketing. NI approached 25% the last year.

Education



Indiana University Robert H. McKinney School of Law
Doctorate of Jurisprudence, Law
1982 – 1985



Rose-Hulman Institute of Technology
Master of Science (MS), Mechanical Engineering
1971 – 1972



Rose-Hulman Institute of Technology
Bachelor of Science (BS), Mathematics
1968 – 1971

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Skills & endorsements

Patents · 28

Shad Harth and 27 connections have given endorsements for this skill

Mergers & Acquisitions · 18

Shad Harth and 17 connections have given endorsements for this skill

Licensing · 18

Shad Harth and 17 connections have given endorsements for this skill

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Accomplishments

1 **Language**
Portuguese

